Exhibit 99.1

FOR IMMEDIATE RELEASE November 7, 2016

MACROCURE ANNOUNCES SPECIAL GENERAL MEETING OF SHAREHOLDERS TO APPROVE
MERGER WITH LEAP THERAPEUTICS

PETACH TIKVA, ISRAEL, November 7, 2016 (PR NEWSWIRE) —Macrocure Ltd. (NASDAQ: MCUR), a clinical-stage biotechnology company, today announced that it will hold a Special General Meeting of Shareholders on Monday, December 12, 2016, at 3:00 p.m., Israel time (8:00 a.m. EST) at the offices of its Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel at which its prospective merger with Leap Therapeutics, Inc., or Leap, a clinical stage immuno-oncology company, will be presented for approval. As previously announced, pursuant to the prospective merger, Macrocure will become a wholly owned subsidiary of Leap, and Leap will become a public company. In connection with the transaction, Leap is applying to have the shares of the combined entity listed for trading on NASDAQ upon completion of the merger, the approval of such application being a condition to the consummation of the merger.

The record date for shareholders entitled to vote at the special meeting is Friday, November 11, 2016.

The agenda items for the special general meeting will consist of the following:

(1)
Approval, pursuant to Section 320 of the Israeli Companies Law, of the merger of Macrocure with M-Co. Merger Sub, Ltd., or Merger Sub, an Israeli company that is a wholly-owned subsidiary of Leap, including the approval of: (i) the merger transaction, whereby Merger Sub will merge with and into Macrocure, with Macrocure surviving and becoming a wholly-owned subsidiary of Leap; (ii) the Agreement and Plan of Merger, or merger agreement, dated as of August 29, 2016, by and among Macrocure, Merger Sub and Leap; (iii) the consideration to be received by Macrocure’s shareholders in the Merger, consisting of a fraction of a share of common stock of Leap (to be determined based on an exchange ratio described in the merger agreement, which is subject to adjustment based on Macrocure’s net cash (as defined in the merger agreement) as of the effective time of the merger) for each ordinary share of Macrocure held as of immediately prior to the effective time of the merger; (iv) the conversion of each outstanding option and warrant to purchase one ordinary share of Macrocure into an option or warrant (as applicable) to purchase a fraction of a share of Leap common stock (to be determined by multiplying one ordinary share by the exchange ratio), at an increased exercise price (to be determined by dividing the existing exercise price by the exchange ratio), subject to accelerated vesting upon the effective time in the case of each outstanding option, and otherwise subject to the remaining terms and conditions under the existing option or warrant; (v) the entry by certain of Macrocure’s significant shareholders into a registration rights agreement with Leap, providing them with the right to request that their shares be included in a registration statement that Leap may in the future otherwise be filing for the potential sale of Leap common stock they will receive upon the effectiveness of the merger; and (vi) all other transactions and arrangements contemplated by the merger agreement.

(2)
Subject to, and effective upon, the consummation of the merger, Macrocure’s purchase, in accordance with the merger agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at substantially the same level as under Macrocure’s existing insurance for its officers and directors, until the seventh anniversary of the merger’s effectiveness.

(3)
Approval of a grant of options to purchase 36,662 ordinary shares of Macrocure to each of Katherine Wolf and Yuval Yanai, directors of Macrocure, at an exercise price equal to the closing market price of the ordinary shares of Macrocure on the date of the shareholder meeting, which will vest in an accelerated manner upon the effectiveness of the merger (or an alternate M&A transaction).

(4)
Approval of certain compensatory measures for Nissim Mashiach, Macrocure’s CEO, including: (i) an amendment to his existing options to purchase ordinary shares of Macrocure so that the exercise period thereunder post-termination of employment does not expire upon consummation of the merger or an alternate M&A transaction; and (ii) effective upon, and subject to, the consummation of the merger (or alternate M&A transaction): (a) a grant to the CEO of options to purchase 150,000 ordinary shares of Macrocure, at an exercise price equal to the closing market price of the ordinary shares of Macrocure on the date of the shareholder meeting, which will vest in an accelerated manner at the effectiveness of the merger, (b) payment of a $300,000 cash bonus to the CEO, subject to Macrocure’s implied value being assessed at a certain level for purposes of the merger (or other M&A transaction), which requirement may be waived at the discretion of the Chairman of the Board, after consultation with the compensation committee of the board of directors, and (c) a one-time “make whole” payment to the CEO, payable upon the consummation of the merger (or other M&A transaction) and equal to $10,000 per month for each month from December 2015 through and including the month during which the merger (or other M&A transaction) is consummated.

Macrocure is not aware of any other matters that will come before the meeting. If any other matters are presented properly at the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The Board of Directors of Macrocure unanimously recommends that Macrocure’s shareholders vote in favor of the merger and in favor of each of the other, related proposals.

Further Details Concerning the Special General Meeting of Shareholders

The presence, in person or by proxy, of two or more shareholders together possessing at least twenty-five percent (25%) of Macrocure’s voting power will constitute a quorum at the special meeting. In the absence of a quorum within 30 minutes of the scheduled time for the meeting, the meeting will be adjourned for one week and will be held on Monday, December 19, 2016 at the same time and place, unless otherwise determined by the Chairman of the meeting. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power that they possess with respect to their shares) will constitute a quorum.

The full text of the proposed resolutions, together with the form of proxy card, for the meeting, may also be viewed (subject to the effectiveness of Leap’s Registration Statement referenced below) beginning on or about Monday, November 14, 2016, by contacting Mr. Shai Lankry, Macrocure’s Chief Financial Officer, from Sunday to Thursday (excluding holidays), between 10:00 a.m. to 5:00 p.m. (Israel time) at +972-3-923-5556.

Shareholders who are unable to attend the meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not later than 11:59 PM EST on December 11, 2016. No postage will be required if it is mailed in the United States to Macrocure’s United States transfer agent, Continental Stock Transfer & Trust Company. Shareholders who attend the meeting in person may revoke their proxies and vote their ordinary shares at the meeting.

If your ordinary shares in Macrocure are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (or else obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

If any of the dates set forth in this notice are modified, Macrocure intends to issue a supplementary press release.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds. For more information, please visit www.macrocure.com or please review the documents filed or furnished by Macrocure with or to the SEC, as described under “Additional Information and Where to Find It” below.

About Leap Therapeutics, Inc.

Leap Therapeutics is an immuno-oncology company with two clinical stage programs. Leap’s most advanced clinical candidate, DKN-01, is a humanized monoclonal antibody targeting the Dickkopf-1 (DKK1) protein. DKN-01 is in clinical trials in esophageal cancer and cholangiocarcinoma. Leap’s second clinical candidate, TRX518, is a novel, humanized GITR agonist monoclonal antibody designed to enhance the immune system’s anti-tumor response. TRX518 is in clinical trials in patients with advanced solid tumors.  For more information about Leap Therapeutics, please visit http://www.leaptx.com .  Prior to the shareholder meeting, Leap and Macrocure will be circulating, together with Macrocure’s proxy statement, the prospectus of Leap, which, among other things, will contain detailed information about Leap and its business.  As discussed under “Additional Information and Where to Find It” below, shareholders are urged to read the prospectus in its entirety and carefully when received or otherwise made available.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts, such as statements regarding whether shares of Leap will be listed for trading on NASDAQ, whether agenda items at the special meeting will be approved, and assumptions and results related to financial results, forecasts, clinical trials, and regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement or the anticipated financing, receipt and timing of any required governmental or regulatory approvals relating to the registration and listing of Leap’s common stock or otherwise relating to the merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the meeting, Macrocure will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposals to be voted upon at the meeting, along with a proxy card enabling them to submit their votes on those proposals. As noted above, Macrocure’s shareholders will also receive a copy of Leap’s prospectus, which describes Leap, its business, the merger, the rights of Leap’s shareholders, and related risks, among other matters.

Macrocure will also be furnishing copies of the proxy statement and form of proxy card to the SEC in a Report of Foreign Private Issuer on Form 6-K, while Leap has filed its preliminary prospectus with the SEC as part of its Registration Statement on Form S-4 (SEC File No. 333-213794), and, when appropriate, will be filing its definitive prospectus with the SEC.

This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure may file with the SEC or send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO, OR TO BE FILED WITH OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed by Leap and Macrocure with the SEC (when available) at the SEC’s website at www.sec.gov. Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617)-714-0360.  Copies of documents furnished by Macrocure may be obtained for free by contacting Macrocure Investor Relations by mail at Macrocure Ltd., 25 Hasivim Street, Kiryat Matalon, Petach Tikva 4959383, Israel, Attention: Investor Relations, by telephone at +(972)-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

Macrocure Ltd. Contact
Shai Lankry, Chief Financial Officer
Shai@macrocure.com
+972-54-565-6011

Leap Therapeutics, Inc. Contact
Douglas E. Onsi, Chief Financial Officer
donsi@leaptx.com
+1-617-714-0360

SOURCE Macrocure Ltd.